SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER


                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                     Report on Form 6-K dated June 12, 2003

                           Commission File No. 1-14110

                          ____________________________

                                    PECHINEY
                              (Name of Registrant)

                         7, Place du Chancelier Adenauer
                              75218 Paris Cedex 16
                                     France
                    (Address of Principal Executive Offices)
                          ____________________________

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________


Enclosure: Press release dated June 12, 2003, announcing the acquisition Enocap.

PRESS RELEASE

                            [PECHINEY LOGO OMITTED]


              Pechiney Acquires Chilean Leader in Wine Overcapping

Paris, June 12, 2003 - Pechiney has announced that its subsidiary, Pechiney Capsules (sales of (euro)96 million in 2002), has acquired the Chilean company Enocap. Pechiney Capsules specializes in caps and overcaps for wine, champagne, liquors and spirits.

Enocap achieves annual sales of almost $US 3 million and employs approximately 40 people in its Santiago plant. Enocap was founded in 1996 and swiftly became the leader in the Chilean overcapping market, of which it has a 50% share. The company manufactures a wide range of capsules (PVC, metal-plastic composites, champagne caps).

"We want to develop in South America, particularly in Chile, which has great wines and is enjoying global growth in wine exports," stated Bruno de Tremiolles, Chairman and CEO of Pechiney Capsules. "We are especially satisfied with the agreement signed with Enocap, which has achieved national leadership through manufacturing excellence and outstanding service quality."

Enocap Chairman Nicolas Rodillo emphasized the opportunities raised by the agreement with Pechiney Capsules: "the Chilean market is growing more and more sophisticated by the day. Innovative products are required in line with the upscale trend in the country's wines. Our new partner's innovation capability will support us in serving our customers even more effectively and in winning new business."

                                More Information

Pechiney Capsules, the world leader in capping and overcapping for wine, champagne, liquors and spirits, achieved sales of (euro)96 million in 2002. It employs 860 people in 5 production sites - 3 in France, 1 in California and 1 in Quebec. Pechiney Capalux, the Quebec subsidiary, was acquired in October 2000 to develop Pechiney Capsules' North American market presence and to gain leadership in long skirt aluminum closures.

Pechiney Capsules belongs to the Pechiney Group's Packaging Sector, which achieved sales of (euro)2.4 billion in 2002. The Sector is active in 18 countries and employs 16,000 people in 95 production units. It has global leadership positions in high value-added specialty packaging for health & beauty (collapsible tubes, aluminum aerosol cans, luxury plastic containers for cosmetics & perfumes) and food (flexible packaging, caps and overcaps).

Pechiney is an international group listed on the Paris and New York stock exchanges. Its three core businesses are primary aluminum, aluminium conversion and packaging. Pechiney achieved sales of (euro)11.9 billion in 2002. It employs 34,000 employees.

                                 *************

Certain statements in this press release that describe Pechiney's intentions, expectations or projections may constitute forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Pechiney's actual results, performance or achievement to be materially different from its intentions, expectations or projections. The forward-looking statements in this press release speak only as of its date and Pechiney undertakes no obligation to update or revise any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

    Investor Relations Contacts:                   Press Contacts:
    Charles L. Ranunkel: Tel: 33 1 56 28 25 07     Chrystele Ivins: Tel: 33 1 56 28 24 18
                         Fax 33 1 56 28 33 38      chrystele.ivins@pechiney.com
    PECHINEY
    7, place du Chancelier Adenauer                Stephan Giraud: Tel: 33 1 56 28 24 19
    75116 Paris                                    stephan.giraud@pechiney.com
    e-mail: Pechiney-IR-Team@pechiney.com
    Internet: http://www.pechiney.com

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, Pechiney has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: June 12, 2003                        PECHINEY


                                           By:    /s/ OLIVIER MALLET
                                              ----------------------------------
                                           Name:  Olivier MALLET
                                           Title: Chief Financial Officer